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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 North, Suite 21
(No. and Street)

Jackson, MS 39211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Brooks Mosley 601/368-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith, Turner & Reeves
(Name – *if individual, state last, first, middle name*)

200 E. Capitol St., Suite 100, Jackson, MS 39225
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OW

OATH OR AFFIRMATION

I, C. Brooks Mosley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballew Investments, Inc., as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 10, 2007
BONDED THRU STEGALL NOTARY SERVICE

C Brooks Mosley
Signature

President-Financial Operations Ofr
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALLEW INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2006 AND 2005

BALLEW INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SCHEDULES

DECEMBER 31, 2006 AND 2005

CONTENTS

Smith, Turner & Reeves
A Professional Association of Certified Public Accountants and Consultants

STR
Oxford • Jackson • Natchez

AmSouth Building
200 East Capitol Street
Suite 100 (39201-2200)
•
Box 23027
Jackson, MS 39225-3027
•
601.948.6700
Fax 601.948.6000
•
www.str-cpa.com

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Ballew Investments, Inc. (a wholly-owned subsidiary of Security Ballew, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballew Investments, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The 2006 and 2005 information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith, Turner & Reeves

February 2, 2007

FINANCIAL STATEMENTS

BALLEW INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 59,045	$ 102,493
Commissions receivable	613	4,731
Due from affiliate - Note 3	-	21,922
	$ 59,658	$ 129,146

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES:		
Accounts payable and accrued expenses	$ 3,818	$ 20,683
Due to affiliate - Note 3	11,384	-
	15,202	20,683
STOCKHOLDER'S EQUITY:		
Common Stock, $.01 par value:		
Authorized - 1,000,000 shares		
Issued and outstanding - 10,000 shares	100	100
Additional paid-in capital	59,900	59,900
Retained earnings (deficit)	(15,544)	48,463
	44,456	108,463
	$ 59,658	$ 129,146

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commission and fee income	$ 491,745	$ 518,621
Interest income	1,236	806
	492,981	519,427
EXPENSES:		
Commissions	22,605	175,714
General and administrative	412,999	308,125
	435,604	483,839
INCOME BEFORE INCOME TAXES	57,377	35,588
INCOME TAX EXPENSE - Note 4	11,384	6,413
NET INCOME	$ 45,993	$ 29,175

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE AT DECEMBER 31, 2004	$ 100	$ 59,900	$ 59,288	$ 119,288
Net income - 2005	-	-	29,175	29,175
Dividends paid - 2005	-	-	(40,000)	(40,000)
BALANCE AT DECEMBER 31, 2005	100	59,900	48,463	108,463
Net income - 2006	-	-	45,993	45,993
Dividends paid - 2006	-	-	(110,000)	(110,000)
BALANCE AT DECEMBER 31, 2006	$ 100	$ 59,900	$ (15,544)	$ 44,456

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

Increase (Decrease) in Cash

	2006	2005
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net income	$ 45,993	$ 29,175
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in commissions receivable	4,118	21,216
(Increase) decrease in due from affiliate	21,922	26,723
Increase (decrease) in accounts payable and accrued expenses	(16,865)	11,937
Increase (decrease) in due to affiliate	11,384	-
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES	66,552	89,051
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:		
Dividends paid	(110,000)	(40,000)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES	(110,000)	(40,000)
NET INCREASE (DECREASE) IN CASH	(43,448)	49,051
CASH, BEGINNING OF YEAR	102,493	53,442
CASH, END OF YEAR	$ 59,045	$ 102,493

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Ownership

Ballew Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance and annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Recognition of Commission and Fee Income

Commission income on variable life insurance and annuity products are recognized as revenues when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings

The Company had no borrowings under subordination agreements at December 31, 2006 or 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2006 and 2005, the Company's aggregate indebtedness to net capital was .342 to 1 and .234 to 1, respectively.

The net capital requirement at December 31, 2006 and 2005, follows:

	2006	2005
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Net capital computed using regulatory agency requirements	$ 44,456	$ 86,541
Excess net capital	$ 39,456	$ 81,541

NOTE 3 - RELATED-PARTY TRANSACTIONS

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group. The amount of dividends and expenses paid is determined by the Management of Security Ballew, who has the ability to affect the results of operations of the Company. Consequently, the results of the Company's operations may not necessarily be indicative of its operations as a stand-alone company.

Management and certain administrative services were provided by Security Ballew's officers and employees, and the costs of certain employee benefits and office space were also absorbed by Security Ballew. For the years ended December 31, 2006 and 2005, these costs, totaling $286,075 and $253,128, respectively, were charged to the Company in the form of a management fee.

Commissions received by the Company in the amount of $16,226 were due to an affiliate and recorded as a payable at December 31, 2005. No similar payable existed at December 31, 2006.

An intercompany payable in the amount of $11,384 as of December 31, 2006 relates to income taxes. As of December 31, 2005 this was a receivable of $21,922.

NOTE 4 - INCOME TAXES

The Company, for income tax purposes, is included in the consolidated tax return of its affiliated group. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income reported in the financial statements (separate return method).

The provision for income taxes, which is recorded as a payable to or (receivable) from the affiliate, consists of the following:

	2006	2005
Federal	$ 8,665	$ 5,094
State	2,719	1,319
	$ 11,384	$ 6,413

NOTE 5 - CONTINGENCIES

The Company has been named by a former client as a respondent in a NASD arbitration case alleging violation of federal securities laws and claiming substantial damages. The Company denies any wrongdoing and is vigorously defending the case. Management believes, after consultation with legal counsel, that resolution of the case will not result in a material adverse effect on the Company's financial position. Therefore, no accrual is considered necessary. In the event of an unfavorable outcome, the Company has insurance in place to mitigate the expense of such claims and the financial resources available to satisfy any deductible.

SCHEDULES

BALLEW INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT UNDER SEC RULE 15c3-1

DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL:		
Total stockholder's equity from statements of financial condition	$ 44,456	$ 108,463
Deduction for nonallowable assets:		
Due from affiliate	-	(21,922)
Net capital	$ 44,456	$ 86,541
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness from statements of financial condition	$ 15,202	$ 20,683
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 39,456	$ 81,541
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.342 to 1	.234 to 1

	2006
Reconciliation with Company's computation (included in Part II of Form X-17A-5 a of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 55,840
Audit adjustments to record income taxes	(11,384)
Net capital per above	$ 44,456

BALLEW INVESTMENTS, INC.
SCHEDULE II - COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEARS ENDED DECEMBER 31, 2006 AND 2005

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company is not required to file the above schedules, as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.

Smith, Turner & Reeves
A Professional Association of Certified Public Accountants and Consultants

STR
Oxford ♦ Jackson ♦ Natchez

AmSouth Building
200 East Capitol Street
Suite 100 (39201-2200)
•
Box 23027
Jackson, MS 39225-3027
•
601.948.6700
Fax 601.948.6000
•
www.str-cpa.com

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

Independent Auditors' Report on Internal Accounting Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of Ballew Investments, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide Management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow Management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith, Turner & Reeves

February 2, 2007